                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            BECKMAN INSTRUMENTS, INC
                  -------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
               -------------------------------------------------
                         (Title of Class of Securities)

                                   075816108
               -------------------------------------------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 872-1000
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 8, 1995
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         Continued on following page(s)
                               Page 1 of 11 Pages
                              Exhibit Index: None

                                  SCHEDULE 13D

CUSIP NO. 075815100                                          PAGE 2 OF 11 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                             a.  / /
                                             b.  /x/

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Cayman Islands

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,004,085

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                          / /

13       Percent of Class Represented By Amount in Row (11)

                                  3.46%

14       Type of Reporting Person*

                 IC, OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 075815100                                          PAGE 3 OF 11 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                             a.  / /
                                             b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 1,004,085
   Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           1,004,085

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,004,085

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                          / /

13       Percent of Class Represented By Amount in Row (11)

                                  3.46%

14       Type of Reporting Person*

                 IA; PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 075815100                                          PAGE 4 OF 11 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                             a.  / /
                                             b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 1,004,085
   Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           1,004,085

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,004,085

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                          / /

13       Percent of Class Represented By Amount in Row (11)

                                  3.46%

14       Type of Reporting Person*

                 CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 075815100                                          PAGE 5 OF 11 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GEORGE SOROS (in his personal capacity and in his capacity as sole proprietor of SOROS FUND MANAGEMENT)

2        Check the Appropriate Box If a Member of a Group*
                                             a.  / /
                                             b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                989,985
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 1,004,085
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  989,985
    With
                          10      Shared Dispositive Power
                                           1,004,085

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,994,070

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                          / /

13       Percent of Class Represented By Amount in Row (11)

                                  6.87%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 075815100                                          PAGE 6 OF 11 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                             a.  / /
                                             b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 UNITED STATES

                          7       Sole Voting Power
  Number of                                685,530
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 1,004,085
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  685,530
    With
                          10      Shared Dispositive Power
                                           1,004,085

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,689,615

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                         [ ]

13       Percent of Class Represented By Amount in Row (11)

                                  5.82%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             PAGE 7 OF 11 PAGES


                 This Amendment No. 4 to Schedule 13D relates to shares of Common Stock, $.10 par value (the "Shares"), of Beckman Instruments, Inc. (the "Issuer") and further amends the initial statement on Schedule 13D filed on January 22, 1992 and all amendments thereto (the "Initial Statement"). This Amendment No. 4 also serves as Amendment No. 2 with respect to Quantum Industrial Partners LDC, QIH Management Investor, L.P. and QIH Management, Inc. This Amendment No. 4 is being filed by the Reporting Persons to report a recent increase in the number of Shares which each of the Reporting Persons may be deemed to own beneficially as a consequence of recent purchases of Shares. Reference is made to the Initial Statement, as amended, for certain terms used herein and not otherwise defined herein. The Initial Statement is hereby supplementally amended as follows:

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 QI Partners expended approximately $6,516,784 of its working capital to purchase the Shares which are reported in Item 5(c) as having been purchased for its account since October 9, 1995 (the date of the last transaction reflected in the most recent filing on Schedule 13D). Mr. Soros expended approximately $6,516,784 of his personal funds to purchase the Shares which are reported in Item 5(c) as having been purchased for his account since October 9, 1995 (the date of the last transaction reflected in the most recent filing on Schedule 13D). Winston expended approximately $1,450,585 of its working capital to purchase the Shares reported in Item 5(c) as having been purchased for its account since October 9, 1995 (the date of the last transaction reflected in the most recent filing on Schedule 13D).

                 QI Partners and Mr. Soros purchased the Shares through, and QI Partners holds them in, margin accounts maintained for each of them with Arnhold and S. Bleichroeder, Inc., which extends margin credit to QI Partners and Mr. Soros as well as to Winston and Dr. Chatterjee as and when required to open or carry positions in their respective margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts. Certain of the Shares held by QI Partners have been transferred to a pledge account as described in Item 6 below.


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The aggregate number of Shares which may be deemed to be beneficially owned by the Reporting Persons is 2,679,600 (approximately 9.24% of the total number of Shares outstanding).

                          (i)     QI Partners may be deemed the beneficial
owner of 1,004,085 (approximately 3.46% of the total number of Shares outstanding).

                          (ii)    QIHMI, by reason of the investment authority
it shares with Dr. Chatterjee with respect to the Shares, may be deemed the beneficial owner of the 1,004,085 Shares held by QI Partners.

                          (iii)   QIH Management, Inc. as the sole general
partner of QIHMI may be deemed a beneficial owner of the 1,004,085 Shares held by QI Partners.

                                                             PAGE 8 OF 11 PAGES


                          (iv)    Mr. Soros may be deemed the beneficial owner
of 1,994,070 Shares (approximately 6.87% of the total number of Shares outstanding). This number consists of (a) 989,985 Shares held directly by Mr. Soros and (b) 1,004,085 Shares held by QI Partners of which Mr. Soros, as sole shareholder of QIH Management, Inc., may be considered a beneficial owner.

                          (v)     Dr. Chatterjee may be deemed the beneficial
owner of 1,689,615 Shares (approximately 5.82% of the total number of Shares outstanding). This number includes (a) 685,530 Shares held by Winston and (b) 1,004,085 Shares held by QI Partners.

                 The filing of this statement on a joint basis by QI Partners, QIHMI, QIH Management, Inc., Mr. Soros and Dr. Chatterjee shall not be construed as an admission that any of the Reporting Persons other than Dr. Chatterjee is the beneficial owner of any Shares held or to be held for the accounts of Chatterjee Fund Management, L.P. or Winston nor that Chatterjee Fund Management, L.P. or Winston is the beneficial owner of Shares held for the account of QI Partners or Mr. Soros.

                 (b) The power to direct the disposition and voting of the 1,004,085 Shares presently owned by QI Partners is shared by Dr. Chatterjee and QIHMI. Mr. Soros holds the sole power to vote and to direct the disposition of the 989,985 Shares he holds personally. Dr. Chatterjee, as the sole general partner of Chatterjee Fund Management, L.P., which is the sole general partner of Winston, has the sole power to vote and to direct the disposition of the 685,530 Shares held by Winston.

                 (c) Except for the transactions listed in Annex A hereto, there have been no transactions with respect to the Shares since October 9, 1995 (the date of the last transaction reflected in the most recent filing on Schedule 13D) by any of the Reporting Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUE

                 On September 7, 1995, QI Partners executed a Pledge and Security Agreement (the "Pledge Agreement") pursuant to which QI Partners agreed to pledge certain types of collateral to secure its obligations under a revolving credit facility dated as of September 7, 1995 (the "Credit Agreement") with a syndicate of lenders. In accordance with this Pledge Agreement, QI Partners pledged to Citibank, N.A., as collateral agent for such lenders, certain of the Shares; QI Partners is entitled to exercise any and all voting rights pertaining to the Shares pledged and is entitled to receive any and all dividends paid in respect of the Shares pledged unless and until the occurrence of an event of default under the Credit Agreement. Under the terms of the Pledge Agreement and the Credit Agreement, QI Partners is permitted to withdraw the Shares from the Pledge Agreement and substitute alternative collateral to secure its obligations under the Credit Agreement.


ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 (a) Power of Attorney, dated December 11, 1991, granted by George Soros in favor of Mr. Sean C. Warren (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

                 (b) Joint Filing Agreement, dated as of April 15, 1994, by and among Quantum Industrial Partners LDC, QIH Management, Inc., QIH Management Investor, L.P., Mr. George Soros and Dr. Chatterjee (filed as Exhibit D to Amendment No. 2 to the Initial Statement and incorporated herein by reference).

                 (c) Power of Attorney (and related resolutions) dated April 7, 1994, granted by Quantum Industrial Partners LDC in favor of George Soros, Gary Gladstein and Sean Warren (filed as Exhibit E to Amendment No. 2 to the Initial Statement and incorporated herein by reference).

                 (d) Power of Attorney, dated May 31, 1995, granted by Dr. Purnendu Chatterjee in favor of Mr. Peter Hurwitz (filed as Exhibit A to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

                                                             PAGE 9 OF 11 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  November 14, 1995                QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /s/ Sean C. Warren
                                             -------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


Date:  November 14, 1995                QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.
                                        General Partner

                                        By:  /s/ Sean C. Warren
                                             -------------------------------
                                             Sean C. Warren
                                             Vice President


Date:  November 14, 1995                QIH MANAGEMENT, INC.

                                        By:  /s/ Sean C. Warren
                                             -------------------------------
                                             Sean C. Warren
                                             Vice President


Date:  November 14, 1995                GEORGE SOROS

                                        By:  /s/ Sean C. Warren
                                             -------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


Date:    November 14, 1995              PURNENDU CHATTERJEE

                                        By:  /s/ Peter Hurwitz
                                             -------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

                                                            PAGE 10 OF 11 PAGES

                                    ANNEX A

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF

                           BECKMAN INSTRUMENTS, INC.


FOR THE ACCOUNT OF                         DATE OF PURCHASE         NATURE OF             NUMBER               PRICE
------------------                         ----------------         TRANSACTION          OF SHARES             PER SHARE
                                                                    -----------          ---------             ---------
Quantum Industrial Partners                    10/10/95              Purchase                5,800             31.145
                                               10/11/95              Purchase               28,350             32.310
                                               10/23/95              Purchase                1,100             32.020
                                               10/27/95              Purchase                2,250             32.020
                                               10/27/95              Purchase                  585             32.800
                                               10/30/95              Purchase                3,900             33.020
                                               10/31/95              Purchase               36,000             33.185
                                               10/31/95              Purchase                6,200             33.017
                                               11/01/95              Purchase                5,300             33.201
                                               11/01/95              Purchase                3,400             33.185
                                               11/02/95              Purchase                2,250             33.185
                                               11/02/95              Purchase                  900             33.145
                                               11/02/95              Purchase               13,500             33.050
                                               11/03/95              Purchase                1,600             33.162
                                               11/06/95              Purchase                7,000             33.854
                                               11/07/95              Purchase                4,500             33.435
                                               11/07/95              Purchase                1,800             33.480
                                               11/08/95              Purchase               11,000             33.185
                                               11/09/95              Purchase                5,600             33.734
                                               11/10/95              Purchase               20,400             33.935
                                               11/10/95              Purchase               11,300             33.795
                                               11/13/95              Purchase                3,300             33.989
                                               11/13/95              Purchase               13,400             34.310
                                               11/13/95              Purchase                4,800             34.171
                                               11/13/95              Purchase                1,800             34.050

George Soros                                   10/10/95              Purchase                5,800             31.145
                                               10/11/95              Purchase               28,350             32.310
                                               10/23/95              Purchase                1,100             32.020
                                               10/27/95              Purchase                  585             32.800
                                               10/27/95              Purchase                2,250             32.020
                                               10/30/95              Purchase                3,900             33.020
                                               10/31/95              Purchase               36,000             33.185
                                               10/31/95              Purchase                6,200             33.017
                                               11/01/95              Purchase                5,300             33.201
                                               11/01/95              Purchase                3,400             33.185
                                               11/02/95              Purchase                2,250             33.185

                                                            PAGE 11 OF 11 PAGES

FOR THE ACCOUNT OF                         DATE OF PURCHASE         NATURE OF             NUMBER               PRICE
------------------                         ----------------         TRANSACTION          OF SHARES             PER SHARE
                                                                    -----------          ---------             ---------
                                               11/02/95              Purchase                  900             33.145
                                               11/02/95              Purchase               13,500             33.050
                                               11/03/95              Purchase                1,600             33.162
                                               11/06/95              Purchase                7,000             33.854
                                               11/07/95              Purchase                4,500             33.435
                                               11/07/95              Purchase                1,800             33.480
                                               11/08/95              Purchase               11,000             33.185
                                               11/09/95              Purchase                5,600             33.734
                                               11/10/95              Purchase               20,400             33.935
                                               11/10/95              Purchase               11,300             33.795
                                               11/13/95              Purchase                3,300             33.989
                                               11/13/95              Purchase               13,400             34.310
                                               11/13/95              Purchase                4,800             34.171
                                               11/13/95              Purchase                1,800             34.050

Winston Partners L.P.                          10/10/95              Purchase                1,200             31.145
                                               10/11/95              Purchase                6,300             32.310
                                               10/23/95              Purchase                  300             32.020
                                               10/27/95              Purchase                  500             32.020
                                               10/27/95              Purchase                  130             32.800
                                               10/30/95              Purchase                  900             33.020
                                               10/31/95              Purchase                8,000             33.185
                                               10/31/95              Purchase                1,400             33.017
                                               11/01/95              Purchase                1,100             33.201
                                               11/01/95              Purchase                  700             33.185
                                               11/02/95              Purchase                  500             33.185
                                               11/02/95              Purchase                  200             33.145
                                               11/02/95              Purchase                3,000             33.050
                                               11/03/95              Purchase                  300             33.162
                                               11/06/95              Purchase                1,500             33.854
                                               11/07/95              Purchase                1,000             33.435
                                               11/07/95              Purchase                  500             33.480
                                               11/08/95              Purchase                2,500             33.185
                                               11/09/95              Purchase                1,200             33.734
                                               11/10/95              Purchase                4,600             33.935
                                               11/10/95              Purchase                2,600             33.795
                                               11/13/95              Purchase                  700             33.989
                                               11/13/95              Purchase                3,000             34.310
                                               11/13/95              Purchase                1,000             34.171
                                               11/13/95              Purchase                  500             34.050